Exhibit 99.2

POSTMEDIA NETWORK CANADA CORP.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2013 AND 2012

Issued:  July 3, 2013

JULY 3, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the interim condensed consolidated financial statements and related notes of Postmedia for the three and nine months ended May 31, 2013 and 2012 and the annual audited consolidated financial statements and related notes of Postmedia for the years ended August 31, 2012 and 2011.  The interim condensed consolidated financial statements of Postmedia for the three and nine months ended May 31, 2013 and 2012 and the annual audited consolidated financial statements of Postmedia for the years ended August 31, 2012 and 2011 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements.  These statements are subject to the risk factor described in the section entitled “Risk Factors” and the number of risks described in the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2012 and 2011.  Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors.  Investors are cautioned not to place undue reliance on such forward-looking statements.  No forward-looking statement is a guarantee of future results.  We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will”, “could” and similar expressions in connection with any discussion of future operating or financial performance.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The interim condensed consolidated financial statements of Postmedia for the three and nine months ended May 31, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.  In certain aspects US Generally Accepted Accounting Principles as applied in the United States (“US GAAP”) differ from IFRS.  See “Differences between IFRS and US GAAP”.

This management’s discussion and analysis is dated July 3, 2013 and does not reflect changes or information subsequent to this date.  Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

 Additional IFRS Measures

We use operating income before depreciation, amortization, impairment and restructuring, as presented in the interim condensed consolidated statement of operations for the three and nine months ended May 31, 2013 and 2012 and described in note 3 thereto, to assist in assessing our financial performance.  Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results and to assess Postmedia’s ability to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

Overview and Background

We are the largest publisher by circulation of paid English-language daily newspapers in Canada, according to the Newspapers Canada 2012 Circulation Data Report. Our paid English-language daily newspapers have, in total, the highest weekly print readership in Canada, based on the NADbank 2012 survey data. Our business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these distribution platforms provides readers with a variety of mediums through which to access and interact with our content. The breadth of our reach and the diversity of our content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider.

During the three months ended May 31, 2013, we amended our operating segments to reflect our change to a functional reporting structure which resulted in the elimination of publishers at our individual newspapers and the creation of Senior Vice President roles which will be responsible for specific functions across the entire business (the “Reorganization”).  Prior to the Reorganization, we disclosed separately the results of both the Newspaper operating segment and an All other category which included other business activities and an operating segment which was not separately reportable.  As a result of the changes to the reporting structure the All other category is now included in the Newspaper operating segment.  Changes in reporting segments are to be applied retroactively; however, because we now operate in only one operating segment there is no segment information to disclose and accordingly we have removed the discussion surrounding our segment operations from this management’s discussion and analysis.  The Newspaper segment publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com network, each newspaper’s online website and Infomart, our media monitoring service.

Recent developments

On June 26, 2012, we entered into an agreement of purchase and sale to sell the land and building located at 1450 Don Mills Road in Don Mills, Ontario for gross proceeds of $24 million.  The sale closed on October 12, 2012.  On November 12, 2012, the net proceeds from the sale were used for a mandatory redemption of $23.2 million aggregate principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) at par in accordance with the terms and conditions of the First-Lien Notes indenture.

The issuance of the First-Lien Notes in August 2012 and subsequent repayment of the then outstanding Senior Secured Term Loan Credit Facility (“Term Loan Facility”), gave rise to a potential termination event under our existing foreign currency interest rate swap associated with the 12.5% Senior Secured Notes due 2017 (“Second-Lien Notes”).  As a result, in September 2012, we settled a notional amount of US$97.5 million of the foreign currency interest rate swap for a cash payment of $9.6 million including accrued interest.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers, single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the price per copy. Digital revenue consists of revenue from national and local display advertising on our newspaper and other websites, including canada.com, revenue from e-Papers and digital access subscriptions and subscription revenue generated through Infomart, our media monitoring service.

As part of our fiscal 2014 planning process we updated our long-term financial forecast and as a result of lower than anticipated long-term revenue projections we have recorded impairment charges of long-lived assets during the three and nine months ended May 31, 2013.  During the fourth quarter, we will complete our annual impairment test as of June 30, 2013, based on management's best estimates of market participant assumptions at that time. Accordingly, there may be additional impairments recorded during the three months ending August 31, 2013 and the amounts may be material.

Print advertising revenue was $113.4 million for the three months ended May 31, 2013, representing 59.1% of total revenue.  The following chart summarizes our print advertising revenue by category for the three months ended May 31, 2013 ($ in millions):

Print advertising revenue was $351.6 million for the nine months ended May 31, 2013, representing 60.4% of total revenue.  The following chart summarizes our print advertising revenue by category for the nine months ended May 31, 2013 ($ in millions):

Print advertising is influenced by the overall strength of the economy and significant structural changes in the newspaper industry and media in general.  In recent years and continuing to date, the economic uncertainty and structural changes in the industry have resulted in significant declines in print advertising as well as a continuing shift in advertising dollars from print advertising to advertising in other formats, particularly online and other digital platforms such as search and social media websites.  This shift is expected to continue and may be permanent.  We expect the print advertising market to remain challenging throughout the remainder of fiscal 2013 and expect the current trends to continue into fiscal 2014.  During the three and nine months ended May 31, 2013, we experienced print advertising revenue declines of 13.5% and 12.7%, respectively, as compared to the same periods in the prior year.  The decline in print advertising revenue in the three and nine months ended May 31, 2013 primarily relates to weakness in the classified category which decreased 18.1% and 19.5%, respectively, and the national advertising category which decreased 16.3% and 14.4%, respectively, as compared to the same periods in the prior year.  We are in the process of implementing a three year business transformation program (“Transformation Program”) that is expected to significantly reduce operating costs and focus on the development of our digital products.

Print circulation revenue was $49.4 million and $146.5 million for the three and nine months ended May 31, 2013, representing 25.8% and 25.2% of total revenue for such periods, respectively.  Declines in circulation volumes have been experienced over the last few years and this trend continued in the three months ended May 31, 2013.  Circulation volume decreases have been partially offset by price increases. We expect these trends to continue throughout the remainder of fiscal 2013.  A portion of the print circulation volume decrease relates to the implementation of initiatives such as the elimination of unprofitable publishing days and circulation.

Digital revenue was $24.1 million and $70.2 million for the three and nine months ended May 31, 2013, representing 12.6% and 12.1% of total revenue for such periods, respectively.  Digital revenues increased 2.2% and 4.6% in the three and nine months ended May 31, 2013, respectively, as compared to the same periods in the prior year.  Increases in digital revenue are primarily a result of increases in local digital advertising revenue, partially offset by declines in digital classified revenue.  We continue to believe digital revenue represents a future growth opportunity for Postmedia and as a result we are focused on various new products and initiatives in this area.

Our principal expenses consist of compensation, newsprint, and distribution.  These comprised 52.2%, 6.4% and 17.3%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the three months ended May 31, 2013 and 52.0%, 6.8% and 17.3%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the nine months ended May 31, 2013.  We experienced declines in compensation, newsprint and distribution expenses of 7.3%, 25.6% and 12.4%, respectively, in the three months ended May 31, 2013 and declines of 7.4%, 21.5% and 13.3%, respectively, in the nine months ended May 31, 2013, as compared to the same periods in the prior year.

During the three months ended May 31, 2013, we implemented initiatives which will result in an additional $4 million of net annualized cost savings.  These cost savings are part of our Transformation Program that, in total, is expected to result in net operating cost savings of 15% to 20%.  Since we announced the Transformation Program in July 2012 we have implemented initiatives which are expected to result in net annualized cost savings of approximately $62 million or a 9% decrease in net operating costs.

Our operating results are impacted by variations in the cost and availability of newsprint.  Newsprint is the principal raw material used in the production of our daily newspapers and other print publications.  It is a commodity that is generally subject to price volatility.  We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense.  Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our newsprint expense by approximately $3.5 million on an annualized basis.  We don’t expect a material change in newsprint prices throughout the remainder of fiscal 2013.

Our distribution is primarily outsourced to third party suppliers.  The key drivers of our distribution expenses are fuel costs and circulation and insert volumes.  Our distribution expenses have decreased during the three and nine months ended May 31, 2013 as a result of decreased circulation and insert volumes.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, significant seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits.  Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.  These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities.  Our management bases its estimates and judgements on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results could differ from those estimates under different assumptions or conditions.  There are no significant changes in our accounting estimates since August 31, 2012 as described in our annual management’s discussion and analysis and annual audited consolidated financial statements for the years ended August 31, 2012 and 2011, except with regards to the assumptions and accounting estimates used in evaluating goodwill and indefinite life intangible assets, more specifically the long-term financial forecast discussed in note 4 of our interim condensed consolidated financial statements for the three and nine months ended May 31, 2013.

Operating Results

Postmedia’s operating results for the three months ended May 31, 2013 as compared to the three months ended May 31, 2012

	2013	2012

Revenues
Print advertising	113,395	131,077
Print circulation	49,401	52,484
Digital	24,093	23,584
Other	4,895	4,876
Total revenues	191,784	212,021
Expenses
Compensation	82,956	89,469
Newsprint	10,147	13,644
Distribution	27,542	31,456
Other operating	38,268	41,224
Operating income before depreciation, amortization, impairment and restructuring	32,871	36,228
Depreciation	6,706	6,585
Amortization	11,111	10,828
Impairments	93,883	-
Restructuring and other items	16,814	14,730
Operating income (loss)	(95,643)	4,085
Interest expense	14,994	16,084
Net financing expense relating to employee benefit plans	383	975
(Gain) loss on disposal of property and equipment and intangible assets	(202)	43
(Gain) loss on derivative financial instruments	760	(9,836)
Foreign currency exchange losses	588	8,956
Loss before income taxes	(112,166)	(12,137)
Provision for income taxes	-	-
Net loss attributable to equity holders of the Company	(112,166)	(12,137)

Revenue

Print advertising

Print advertising revenue decreased $17.7 million, or 13.5%, to $113.4 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 16.3%, retail advertising of 9.4%, classified advertising of 18.1%, and insert advertising of 6.9%.  The total print advertising linage and average line rate related to national, retail and classified advertising decreased 9.6% and 5.8%, respectively, during the three months ended May 31, 2013, as compared to the same period in the prior year.  Insert revenue decreases are primarily related to volume decreases of 5.8% during the three months ended May 31, 2013, as compared to the same period in the prior year.

Print circulation

Print circulation revenue decreased $3.1 million, or 5.9%, to $49.4 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  Net paid circulation decreased 14.3% for the three months ended May 31, 2013, as compared to the same period in the prior year and was partially offset by price increases.  A portion of the print circulation revenue decrease relates to the implementation of initiatives which include the elimination of unprofitable publishing days and circulation.

Digital

Digital revenue increased $0.5 million, or 2.2%, to $24.1 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  Growth in digital revenue is primarily a result of increases in local digital advertising revenue of $2.0 million, partially offset by declines of $1.4 million in digital classified revenue.

Other

Other revenue increased a nominal amount for the three months ended May 31, 2013, as compared to the same period in the prior year.

Expenses

Compensation

Compensation expenses decreased $6.5 million, or 7.3%, to $83.0 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  The decrease is primarily due to lower salary costs of $8.4 million which are primarily as a result of our Transformation Program, partially offset by increased share-based and other long-term incentive plan compensation expense of $1.6 million as a result of changes in the share price of our Class C voting shares which is used to compute the fair value of our other long-term incentive plan.  Excluding non-cash share-based and other long-term incentive plan compensation expense, compensation expense decreased $8.1 million, or 8.9%.

Newsprint

Newsprint expenses decreased $3.5 million, or 25.6%, to $10.1 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  Newsprint expense decreases are primarily a result of consumption decreases of 22.9% due to continued usage reduction efforts, reduced publishing days and lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 3.5%.

Distribution

Distribution expenses decreased $3.9 million, or 12.4%, to $27.5 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation volumes and the elimination of  unprofitable publishing days and circulation.

Other operating

Other operating expenses decreased $3.0 million, or 7.2%, to $38.3 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  Decreases in other operating expenses are primarily a result of ongoing cost savings initiatives.  Partially offsetting these decreases are increased rent and occupancy costs associated with new property operating leases.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring decreased $3.4 million, or 9.4%, to $32.9 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  The decrease relates primarily to decreases in revenue, partially offset by decreases in expenses as discussed above.  Excluding non-cash share-based and other long-term incentive plan compensation expense, operating income before depreciation, amortization, impairment and restructuring decreased $1.8 million, or 5.1%.

Depreciation

Depreciation increased $0.1 million, or 1.8%, to $6.7 million for the three months ended May 31, 2013, as compared to the same period in the prior year.

Amortization

Amortization increased $0.3 million, or 2.6%, to $11.1 million for the three months ended May 31, 2013, as compared to the same period in the prior year.

Impairments

During the three months ended May 31, 2013, we updated our long-term financial forecast. As a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market, we concluded our assets may be impaired and as a result performed an impairment analysis.  As a result of the impairment analysis as at May 31, 2013, we recorded an impairment charge relating to our goodwill and indefinite life intangible assets of $73.9 million and $13.9 million, respectively.  In addition, during the three months ended May 31, 2013, we recorded an impairment loss of $6.1 million with respect to a production facility upon reclassification of the asset from property and equipment to asset held-for-sale.  There were no such impairments in the three months ended May 31, 2012.

Restructuring and other items

Restructuring and other items expense increased $2.1 million to $16.8 million for the three months ended May 31, 2013 as compared to the same period in the prior year.  Restructuring and other items expense for the three months ended May 31, 2013 and May 31, 2012 consist of severance costs, which include both involuntary terminations and voluntary buyouts.

Operating income (loss)

Operating loss was $95.6 million for the three months ended May 31, 2013, as compared to operating income of $4.1 million for the same period in the prior year, primarily as a result of impairments recorded in the three months ended May 31, 2013 and decreased operating income before depreciation, amortization, impairment and restructuring which are both discussed above.

Interest expense

Interest expense decreased $1.1 million, or 6.8%, to $15.0 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt issuance costs and includes both cash and non-cash interest.  The decrease in interest expense for the three months ended May 31, 2013 relates to a decrease in non-cash interest expense due to changes in amortization assumptions and lower debt levels as compared to the same period in the prior year, partially offset by an increase in the effective interest rate as a result of the refinancing on August 16, 2012. Cash interest expense decreased $0.3 million during the three months ended May 31, 2013, as compared to the same period in the prior year, due to reduced hedging on the Second-Lien Notes and lower debt levels, partially offset by an increase in the interest rate on the First-Lien Notes.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased $0.6 million to $0.4 million for the three months ended May 31, 2013, as compared to the same period in the prior year.  The decrease relates to both a decrease in the interest cost on plan obligations and an increase in the expected return on plan assets.

(Gain) loss on disposal of property and equipment and intangible assets

During the three months ended May 31, 2013, we disposed of property and equipment and realized a gain of $0.2 million.  During the three months ended May 31, 2012, we disposed of intangible assets and realized a nominal loss.

(Gain) loss on derivative financial instruments

Loss on derivative financial instruments for the three months ended May 31, 2013 was $0.8 million as compared to a gain of $9.8 million during the same period in the prior year.  The loss for the three months ended May 31, 2013 relates to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.  The gain for the three months ended May 31, 2012 included a gain of $7.0 million related to the change in fair value of a fair value foreign currency interest rate swap that was not designated as a hedge and a gain of $3.7 million related to the change in fair value of the variable prepayment option embedded derivative on the Second-Lien Notes, partially offset by net cash outflows of $0.9 million related to a contractual cash interest settlement on a fair value swap not designated as a hedge.  There were no losses related to the fair value swap not designated as a hedge during the three months ended May 31, 2013 as it was settled in conjunction with the refinancing on August 16, 2012 described previously.

Foreign currency exchange losses

Foreign currency exchange losses for the three months ended May 31, 2013 were $0.6 million as compared to $9.0 million during the same period in the prior year.  On August 16, 2012 we repaid our Term Loan Facility in its entirety, which was denominated in US dollars, and replaced it with the First-Lien Notes which are denominated in Canadian dollars, thereby permanently reducing our exposure to foreign currency changes on approximately half of our long-term debt.  In September 2012, we settled a notional amount of US$97.5 million of the foreign currency interest rate swap designated as a cash flow hedge thereby increasing our exposure to foreign currency changes on the non-swapped portion of the Second-Lien Notes from US$3.6 million to US$101.1 million.  For the three months ended May 31, 2013 foreign currency exchange losses consist primarily of unrealized losses of $0.5 million related to the non-swapped portion of the Second-Lien Notes.  For the three months ended May 31, 2012 foreign currency exchange losses consisted primarily of net realized losses of $0.2 million related to repayments of the Term Loan Facility, unrealized losses of $8.6 million related to the outstanding principal amount of the Term Loan Facility (both the non-swapped portion and the portion which was not subject to hedge accounting) and $0.2 million of unrealized losses relating to the non-swapped portion of the Second-Lien Notes.

Loss before income taxes

Loss before income taxes was $112.2 million for the three months ended May 31, 2013, as compared to $12.1 million for the same period in the prior year.  The increase in loss before income taxes is primarily the result of increased operating losses and losses on derivative financial instruments partially offset by decreased foreign currency exchange losses, all as discussed above.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the three months ended May 31, 2013 or 2012.  Current taxes payable or recoverable result in an decrease or increase, respectively, to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the statement of financial position.

Net loss attributable to equity holders of the Company

Net loss for the three months ended May 31, 2013 was $112.2 million as compared to $12.1 million for the same period in the prior year, as a result of the factors described above in loss before income taxes.

Postmedia’s operating results for the nine months ended May 31, 2013 as compared to the nine months ended May 31, 2012

	2013	2012

Revenues
Print advertising	351,579	402,830
Print circulation	146,540	157,954
Digital	70,198	67,139
Other	13,957	13,830
Total revenues	582,274	641,753
Expenses
Compensation	247,076	266,766
Newsprint	32,111	40,911
Distribution	82,099	94,654
Other operating	113,826	123,259
Operating income before depreciation, amortization, impairment and restructuring	107,162	116,163
Depreciation	20,336	19,564
Amortization	32,679	32,685
Impairments	93,883	-
Restructuring and other items	23,425	22,341
Operating income (loss)	(63,161)	41,573
Interest expense	46,767	47,720
Net financing expense relating to employee benefit plans	1,149	2,925
(Gain) loss on disposal of property and equipment and intangible assets	(989)	78
(Gain) loss on derivative financial instruments	2,650	(15,260)
Foreign currency exchange losses	5,286	15,034
Loss before income taxes	(118,024)	(8,924)
Provision for income taxes	-	-
Net loss from continuing operations	(118,024)	(8,924)
Net earnings from discontinued operations, net of tax of nil	-	14,053
Net earnings (loss) attributable to equity holders of the Company	(118,024)	5,129

Revenue

Print advertising

Print advertising revenue decreased $51.3 million, or 12.7%, to $351.6 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 14.4%, retail advertising of 8.0%, classified advertising of 19.5%, and insert advertising of 7.3%.  The total print advertising linage and average line rate related to national, retail and classified advertising decreased 9.5% and 4.7%, respectively, during the nine months ended May 31, 2013, as compared to the same period in the prior year.  Insert revenue decreases are primarily related to volume decreases of 5.9% during the nine months ended May 31, 2013, as compared to the same period in the prior year.

Print circulation

Print circulation revenue decreased $11.4 million, or 7.2%, to $146.5 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  Net paid circulation decreased 12.4% for the nine months ended May 31, 2013, as compared to the same period in the prior year and was partially offset by price increases.  A portion of the print circulation revenue decrease relates to the implementation of initiatives which include the elimination of unprofitable publishing days and circulation.

Digital

Digital revenue increased $3.1 million, or 4.6%, to $70.2 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  Growth in digital revenue is primarily a result of increases in local digital advertising revenue of $6.2 million partially offset by declines of $3.5 million in digital classified revenue.

Other

Other revenue increased $0.1 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.

Expenses

Compensation

Compensation expenses decreased $19.7 million, or 7.4%, to $247.1 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  This decrease is primarily due to lower salary costs of $23.4 million as a result of Transformation Program, partially offset by increased share-based and other long-term incentive plan compensation expense of $3.6 million as a result of changes in the share price of our Class C voting shares which is used to compute the fair value of our other long-term incentive plan.  Excluding non-cash share-based and other long-term incentive plan compensation expense, compensation expense decreased $23.3 million, or 8.7%.

Newsprint

Newsprint expenses decreased $8.8 million, or 21.5%, to $32.1 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  Newsprint expense decreases are primarily a result of consumption decreases of 19.6% due to continued usage reduction efforts, reduced publishing days and lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 2.3%.

Distribution

Distribution expenses decreased $12.6 million, or 13.3%, to $82.1 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation volumes and the elimination of unprofitable publishing days and circulation.

Other operating

Other operating expenses decreased $9.4 million, or 7.7%, to $113.8 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  Decreases in other operating expenses are primarily a result of ongoing cost savings initiatives.  Partially offsetting these decreases are increased news service costs as a result of the shutdown of Postmedia News and increased rent and occupancy costs associated with new property operating leases.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring decreased $9.0 million, or 7.7%, to $107.2 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  The decrease relates primarily to decreases in revenue, partially offset by decreases in expenses as discussed above.  Excluding non-cash share-based and other long-term incentive plan compensation expense, operating income before depreciation, amortization, impairment and restructuring decreased $5.4 million, or 4.7%.

Depreciation

Depreciation increased $0.8 million, or 3.9%, to $20.3 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.

Amortization

Amortization decreased a nominal amount for the nine months ended May 31, 2013, as compared to the same period in the prior year.

Impairments

During the three months ended May 31, 2013, we updated our long-term financial forecast. As a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market, we concluded our assets may be impaired and as a result performed an impairment analysis.  As a result of the impairment analysis as at May 31, 2013, we recorded an impairment charge relating to our goodwill and indefinite life intangible assets of $73.9 million and $13.9 million, respectively.  In addition, during the nine months ended May 31, 2013, we recorded an impairment loss of $6.1 million with respect to a production facility upon reclassification of the asset from property and equipment to asset held-for-sale.  There were no such impairments in the nine months ended May 31, 2012.

Restructuring and other items

Restructuring and other items expense for the nine months ended May 31, 2013 increased $1.1 million to $23.4 million as compared to the same period in the prior year.  Restructuring and other items expense for the nine months ended May 31, 2013 includes an expense related to changes made to an employee benefit plan as a result of an arbitrator's ruling.  Our estimate of the expenses related to the changes made to the employee benefit plan consist of a $1.8 million increase to the employee benefit plan liability and cash expenses of $0.5 million.  As a result of the changes made to the employee benefit plan, we expect future cash contributions to increase by approximately $0.1 million per year.  Additionally, included in restructuring and other items are $21.1 million of severance costs, which include both involuntary terminations and voluntary buyouts.  Restructuring and other items expense for the nine months ended May 31, 2012 consisted of $22.3 million related to severance costs, which included both involuntary terminations and voluntary buyouts.

Operating income (loss)

Operating loss was $63.2 million for the nine months ended May 31, 2013, compared to operating income of $41.6 million for the same period in the prior year, primarily as a result of decreased operating income before depreciation, amortization, impairment and restructuring, and impairments recorded in the nine months ended May 31, 2013 which are discussed above.

Interest expense

Interest expense decreased $1.0 million to $46.8 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method which amortizes the initial debt issuance costs and includes both cash and non-cash interest.  The decrease in interest expense for the nine months ended May 31, 2013 relates to decreases in interest expense due to lower debt levels as compared to the same period in the prior year, partially offset by an increase in the effective interest rate as a result of the refinancing on August 16, 2012.  Cash interest expense decreased $1.0 million during the nine months ended May 31, 2013, as compared to the same period in the prior year, due to reduced hedging on the Second-Lien Notes and lower debt levels, partially offset by an increase in the interest rate on the First-Lien Notes.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans decreased $1.8 million to $1.1 million for the nine months ended May 31, 2013, as compared to the same period in the prior year.  The decrease relates to both a decrease in the interest cost on plan obligations and an increase in the expected return on plan assets.

(Gain) loss on disposal of property and equipment and intangible assets

During the nine months ended May 31, 2013, we disposed of property and equipment and intangible assets and realized a net gain of $1.0 million.  During the nine months ended May 31, 2012, we disposed of property and equipment and intangible assets and realized a loss of $0.1 million.

(Gain) loss on derivative financial instruments

Loss on derivative financial instruments for the nine months ended May 31, 2013 was $2.7 million as compared to a gain of $15.3 million during the same period in the prior year.  The loss for the nine months ended May 31, 2013 relates to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and Second-Lien Notes.  The gain for the nine months ended May 31, 2012 included a gain of $11.0 million related to the change in fair value of a fair value foreign currency interest rate swap that was not designated as a hedge, a gain of $7.7 million related to the change in fair value of the variable prepayment option embedded derivative on the Second-Lien Notes, partially offset by a loss of $0.7 million related to the settlement of a portion of a cash flow swap designated as a hedge and net cash outflows of $2.8 million related to contractual cash interest settlements on a fair value swap not designated as a hedge. There were no gains or losses related to the fair value swap not designated as a hedge during the nine months ended May 31, 2013 as it was settled in conjunction with the refinancing on August 16, 2012 described previously.

Foreign currency exchange losses

Foreign currency exchange losses for the nine months ended May 31, 2013 were $5.3 million as compared to $15.0 million during the same period in the prior year.  On August 16, 2012 we repaid our Term Loan Facility in its entirety, which was denominated in US dollars, and replaced it with the First-Lien Notes which are denominated in Canadian dollars, thereby permanently reducing our exposure to foreign currency changes on approximately half of our long-term debt.  In September 2012, we settled a notional amount of US$97.5 million of the foreign currency interest rate swap designated as a cash flow hedge thereby increasing our exposure to foreign currency changes on the non-swapped portion of the Second-Lien Notes from US$3.6 million to US$101.1 million.  For the nine months ended May 31, 2013 foreign currency exchange losses consist primarily of unrealized losses of $5.2 million related to the non-swapped portion of the Second-Lien Notes.  For the nine months ended May 31, 2012 foreign currency exchange losses consisted primarily of net realized losses of $4.0 million related to repayments of the Term Loan Facility, unrealized losses of $10.7 million related to the outstanding principal amount of the Term Loan Facility (both the non-swapped portion and the portion which was not subject to hedge accounting), realized losses of $0.8 million on contractual principal settlements on the foreign currency interest rate swap not designated as a hedge, partially offset by unrealized gains of $0.4 million related to the non-swapped portion of the Second-Lien Notes.

Loss before income taxes

Loss before income taxes was $118.0 million for the nine months ended May 31, 2013, as compared to $8.9 million for the same period in the prior year.  The increase in loss before income taxes is primarily the result of increased operating losses and losses on derivative financial instruments, partially offset by decreased foreign currency exchange losses, all as discussed above.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the nine months ended May 31, 2013 and 2012.  Current taxes payable or recoverable result in an decrease or increase, respectively, to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the statement of financial position.

Net loss from continuing operations

Net loss from continuing operations was $118.0 million for the nine months ended May 31, 2013, as compared to $8.9 million for the same period in the prior year, as a result of the factors described above in loss before income taxes.

Net earnings from discontinued operations

We completed the sale of substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group on November 30, 2011, and as a result there were no discontinued operations for the nine months ended May 31, 2013.  Net earnings from discontinued operations for the nine months ended May 31, 2012 was $14.1 million and included a $17.1 million gain on sale of discontinued operations and an allocation of $6.4 million of interest expense representing an acceleration of debt issuance costs related to the debt repayment made with the net proceeds from the sale.  Additional information on this transaction is available in note 14 of our interim condensed consolidated financial statements for the three and nine months ended May 31, 2013 and 2012.

Net earnings (loss) attributable to equity holders of the Company

Net loss for the nine months ended May 31, 2013 was $118.0 million as compared to net earnings of $5.1 million for the same period in the prior year.  The decrease is due to a decrease in the net earnings from continuing operations and no net earnings from discontinued operations, both as discussed above.

Consolidated quarterly financial information

	Fiscal 2013			Fiscal 2012				Fiscal 2011
($ in thousands of Canadian dollars, except per share information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	191,784	178,818	211,672	190,124	212,021	198,642	231,090	202,151

Net earnings (loss) from continuing operations	(112,166)	(14,162)	8,304	(28,351)	(12,137)	(11,065)	14,278	(838)
Net earnings (loss) per share from continuing operations
Basic	$(2.79)	$(0.35)	$0.21	$(0.70)	$(0.30)	$(0.27)	$0.35	$(0.02)
Diluted	$(2.79)	$(0.35)	$0.20	$(0.70)	$(0.30)	$(0.27)	$0.35	$(0.02)

Net earnings (loss) attributible to equity holders of the Company	(112,166)	(14,162)	8,304	(28,351)	(12,137)	(11,065)	28,331	(351)
Net earnings (loss) per share attributible to equity holders of the Company
Basic	$(2.79)	$(0.35)	$0.21	$(0.70)	$(0.30)	$(0.27)	$0.70	$(0.01)
Diluted	$(2.79)	$(0.35)	$0.20	$(0.70)	$(0.30)	$(0.27)	$0.70	$(0.01)

Cash flows from operating activities	15,975	20,706	13,228	(7,472)	24,046	16,045	9,922	(5,187)

Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand, cash flows from operations and available borrowings under our senior secured asset-based revolving credit facility (“ABL Facility”) will enable us to meet our working capital, capital expenditure, debt servicing and other funding requirements.  However, our ability to fund our working capital needs, debt servicing and other obligations depends on our future operating performance and cash flows.  There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results”.  Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from other newspapers and alternative forms of media and competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, particularly online and other digital platforms such as search and social media websites.  Although we expect to fund our capital needs with our available cash, cash generated from operations and available borrowings under the ABL Facility, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements.  As at May 31, 2013, no amounts were drawn under the ABL Facility.

Sources of Cash

Cash flows from operating activities

Our principal sources of liquidity are cash flows from operating activities.  For the three and nine months ended May 31, 2013, our cash flows from operating activities were inflows of $16.0 million and $49.9 million, respectively (2012 – $24.0 million and $50.0 million, respectively).  Cash flows from operating activities decreased $8.0 million for the three months ended May 31, 2013, as compared to the same period in the prior year due to a decrease in cash flows as a result of declines in operating income before depreciation, amortization, impairment and restructuring as well as a decrease in cash flows as a result of higher working capital partially offset by lower funding obligations on our employee benefit plans.  Cash flows from operating activities decreased $0.1 million for the nine months ended May 31, 2013, as compared to the same period in the prior year due to a decrease in cash flows as a result of declines in operating income before depreciation, amortization, impairment and restructuring and the settlement of the foreign currency interest rate swap designated as a cash flow hedge offset by lower funding obligations on our employee benefit plans.

As at May 31, 2013 we had cash of $56.5 million (August 31, 2012 - $22.2 million) and our ABL facility was undrawn (August 31, 2012 – nil).  Availability under the ABL facility as at May 31, 2013 was $30.4 million (August 31, 2012 - $23.3 million).

Cash flows from investing activities

For the three and nine months ended May 31, 2013, our cash flows from investing activities were outflows of $2.1 million and inflows of $16.5 million, respectively (2012 – outflows of $1.8 million and inflows of $76.6 million).  The net cash outflows from investing activities during the three months ended May 31, 2013 include the net proceeds received on the sale of property and equipment and assets held-for-sale of $0.3 million, offset by outflows on capital expenditures related to property and equipment of $1.1 million and intangible assets of $1.3 million.  The net cash outflows from investing activities during the three months ended May 31, 2012 included the net proceeds from the sale of discontinued operations of $1.5 million, offset by outflows on capital expenditures related to property and equipment of $1.7 million and intangible assets of $1.5 million.  The net cash inflows from investing activities during the nine months ended May 31, 2013 include the net proceeds received on the sale of property and equipment, intangible assets and asset held-for-sale of $25.9 million, offset by outflows on capital expenditures related to property and equipment of $5.4 million and intangible assets of $3.9 million.  The net cash inflows from investing activities during the nine months ended May 31, 2012 included the net proceeds from the sale of discontinued operations of $87.3 million, offset by outflows on capital expenditures related to property and equipment of $5.6 million and intangible assets of $5.2 million.

Uses of Cash

Cash flows from financing activities

Cash outflows from financing activities for the three and nine months ended May 31, 2013, were $8.9 million and $32.2 million, respectively (2012 – $7.6 million and $108.3 million, respectively), and were related to our indebtedness as discussed below.

Indebtedness

As of May 31, 2013, we have $218.0 million First-Lien Notes and US$268.6 million Second-Lien Notes outstanding (August 31, 2012 - $250.0 million and US$268.6 million, respectively).  During the three and nine months ended May 31, 2013, we redeemed $8.9 million and $32.0 million aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture, respectively.  During the three months ended May 31, 2012 we made mandatory and optional principal repayments on the Term Loan Facility of $7.6 million (US$7.5 million).  During the nine months ended May 31, 2012 we made mandatory and optional principal repayments on the Term Loan Facility of $102.0 million (US$100.0 million), which included the required repayment due to the sale of discontinued operations, as discussed previously.  During the nine months ended May 31, 2012 we repurchased and retired US$6.4 million of the Second-Lien Notes for total cash consideration of $6.3 million (US$6.2 million).

The following tables set out the principal and carrying amount of our long-term debt outstanding as at May 31, 2013 and August 31, 2012.  The first column of the table translates, where applicable, our US dollar debt to the Canadian equivalent based on foreign exchange rates specified in our foreign currency swap agreements for swapped debt and at the closing foreign exchange rate on May 31, 2013 and August 31, 2012, respectively, for our non-swapped debt.

	May 31, 2013
($ in thousands of Canadian dollars)	Principal Outstanding (US$ Debt translated at swapped or period end rates)	Principal Outstanding (US$ Debt translated at period end exchange rates)	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$218.0M)	217,960	217,960	5,572	212,388
Second-Lien Notes (swapped) (US$167.5M)	173,363	173,664	5,122	168,542
Second-Lien Notes (non-swapped) (US$101.1M)	104,857	104,857	3,093	101,764
	496,180	496,481	13,787	482,694

	August 31, 2012
($ in thousands of Canadian dollars)	Principal Outstanding (US$ Debt translated at swapped or period end rates)	Principal Outstanding (US$ Debt translated at period end exchange rates)	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$250.0M)	250,000	250,000	5,866	244,134
Second-Lien Notes (swapped) (US$265.0M)	274,275	261,211	8,904	252,307
Second-Lien Notes (non-swapped) (US$3.6M)	3,583	3,583	122	3,461
	527,858	514,794	14,892	499,902

Financial position as at May 31, 2013 compared to August 31, 2012

($ in thousands of Canadian dollars)	May 31, 2013	August 31, 2012

Current assets	159,925	127,199
Total assets	911,619	1,044,848
Current liabilities	150,055	159,293
Total liabilities	789,768	811,093
Equity	121,851	233,755

The increase in our current assets at May 31, 2013 as compared to August 31, 2012 is primarily due to an increase in cash.  Total assets at May 31, 2013 decreased compared to August 31, 2012, due to the impairments on property and equipment, intangible assets and goodwill, the disposal of an asset held-for-sale as well as a decrease in the carrying value of property and equipment and intangible assets as a result of depreciation and amortization during the nine months ended May 31, 2013.  These decreases were partially offset by the increase in current assets previously described.  Current liabilities have decreased due to a reduction in the current portion of long term-debt due to the mandatory redemption of First-Lien Notes on November 12, 2012 as discussed previously, partially offset by increased accrued interest payable on long-term debt.  The decrease in total liabilities is due to the decrease in current liabilities previously described, the settlement of and decreases in the fair value of derivative financial instruments liabilities, decreases in other non-current liabilities due to a decrease in the carrying value of our employee benefit plans liability, partially offset by an increase in the carrying value of long-term debt as a result of unrealized foreign currency exchange losses during the nine months ended May 31, 2013.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial risk management policies are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2012 and 2011, except as disclosed below.

Derivative financial instruments

During the nine months ended May 31, 2013 we settled a notional amount of US$97.5 million of the foreign currency interest rate swap designated as a cash flow hedge for a cash payment of $9.6 million, including accrued interest of $0.6 million, and as a result have a notional amount of US$167.5 million of the foreign currency interest rate swap designated as a cash flow hedge outstanding as of May 31, 2013 (August 31, 2012 – US$265.0 million).

Foreign currency risk

As at May 31, 2013, approximately 56% of the outstanding principal and related interest payable on our long-term debt is payable in US dollars (August 31, 2012 – 51%).  We have entered into transactions to reduce foreign currency risk exposure on our US dollar denominated long-term debt.  As at May 31, 2013, through our foreign currency interest rate swap we had hedged foreign currency risk on 62% of our US dollar denominated debt (August 31, 2012 - 99%).  As at May 31, 2013, we were exposed to foreign currency risk on the non-swapped portion of the Second-Lien Notes of US$101.1 million (August 31, 2012 - US$3.6 million).  As at May 31, 2013, a $0.01 change in the period end exchange rate of a Canadian dollar per one US dollar, holding all other variables constant, would have resulted in a $1.0 million increase or decrease to foreign currency exchange losses in the statement of operations.

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Contractual obligations and commitments

Our obligations under firm contractual arrangements, including commitments for future payments under finance lease arrangements, operating lease arrangements, debt agreements and swap agreements, are not materially different from those discussed in our annual management’s discussion and analysis for the years ended August 31, 2012 and 2011, other than the effects of foreign exchange on our US dollar debt and swap agreements.  Our obligations under firm contractual arrangements related to minimum required employee benefit plan funding has been decreased due to solvency relief measures provided to all Ontario registered pension plans by the Ontario government.  After taking into account the solvency relief measures, we expect to contribute $12.4 million to our defined benefit pension plans for the year ended August 31, 2013 of which $9.1 million has been contributed during the nine months ended May 31, 2013.

Future Accounting Standards

Future accounting standards that are issued but not yet effective are the same as described in our annual management’s discussion and analysis and annual consolidated financial statements for the years ended August 31, 2012 and 2011, except as disclosed below and in our interim condensed consolidated financial statements for the three and nine months ended May 31, 2013 and 2012.

IAS 19 – Employee Benefits (Amended)

IAS 19 amendments include, among other changes, the immediate recognition of the actuarial gains and losses in other comprehensive income, the introduction of a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component and all past service costs are to be recognized in profit or loss when the employee benefit plan is amended.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2013.  We will be adopting this standard effective September 1, 2013, for the year ending August 31, 2014, and at that time under the amended standard will be required to restate our results for the prior year, which is the year ending August 31, 2013.  As a result, under the amended standard, for the year ending August 31, 2013 we anticipate that compensation expense and financing expense related to employee benefit plans will increase $0.5 million and $5.9 million, respectively.  In addition, we anticipate an offsetting increase in other comprehensive income related to actuarial gains on employee benefits of $6.6 million.  The aggregate anticipated impact is an increase to comprehensive income of $0.2 million.

 Differences between IFRS and US GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with IFRS, which differs in certain respects from US GAAP.  The significant differences are discussed in detail in note 15 of our interim condensed consolidated financial statements for the three and nine months ended May 31, 2013 and 2012.  The IAS 19 amendments described above are expected to result in additional differences between IFRS and US GAAP because there is no corresponding change to US GAAP.

Risk Factors

The risks relating to our business are the same as described in the section entitled “Risk Factors” included in our annual management’s discussion and analysis for the years ended August 31, 2012 and 2011, which section is incorporated by reference herein, with the following additional risk factor:

We may not be able to refinance our ABL Facility on attractive terms or at all

On February 1, 2013, the Supreme Court of Canada (the “SCC”) released its decision in Sun Indalex Finance, LLC v. United Steelworkers, a case which dealt with the priority claims of pension plan members against those of secured creditors in the context of the insolvency of a plan sponsor.  The SCC overturned the Ontario Court of Appeals decision that effectively subordinated a debtor-in-possession financing that had been granted super-priority status in a Companies’ Creditors Arrangement Act proceeding to the wind up deficiency under a pension plan.  The SCC, however, upheld the Ontario Court of Appeal’s expanded interpretation of the deemed trust provisions of the Ontario Pension Benefits Act, and found that a deemed trust applies in respect of the entire wind up deficiency of a plan upon its wind up, which is an expansion from previous case law which limited the deemed trust to current service costs and special payments accrued and unpaid to the wind up date.  The expanded definition of the deemed trust may affect the availability of credit to companies who sponsor defined benefit pension plans as lenders consider the possible impact of a future plan wind up on the security of any loan.

The deemed trust is limited in respect of the assets to which it applies. Specifically, wind up deficiencies have a priority charge only over a debtor company's accounts receivable and inventory and their proceeds. Other assets are not subject to the deemed trust.

We have an ABL Facility with an availability of an aggregate amount of up to $60 million subject to a reduction for a required excess availability amount of $15 million.  As at May 31, 2013, no amounts were drawn under the ABL Facility and we had availability of $30.4 million.  The ABL Facility is secured on a first-priority basis by accounts receivable, cash and inventory of Postmedia Network Inc. and any related assets of Postmedia Network Canada Corp.  As such, the ABL Facility is primarily secured by the assets over which a deemed trust could be found in the event of the wind up of a company sponsored pension plan. The ABL Facility terminates on July 13, 2014.  Given that the SCC decision is recent and its impact on the credit markets is uncertain, as well as the current solvency deficiencies in our pension plans, there can be no assurance that we will be able to refinance the ABL Facility on attractive terms or at all.

Internal Controls

Disclosure controls and procedures within Postmedia have been designed to provide reasonable assurance that all relevant information is identified to its management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the CEO and CFO, to provide reasonable assurance regarding the reliability of Postmedia’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and CFO have evaluated whether there were changes to Postmedia's internal control over financial reporting during the three and nine months ended May 31, 2013, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. There were no changes identified during their evaluation.

Share Capital

As at June 27, 2013 we had the following number of shares and options outstanding:

Class C voting shares	982,561
Class NC variable voting shares	39,227,058
Total shares outstanding	40,209,619

Total options and restricted share units outstanding (1)	1,832,000

(1) The total options and restricted share units outstanding are convertible into 1,762,000 Class C voting shares and 70,000 Class NC variable voting shares.  The total options and restricted share units outstanding include 1,032,000 options that are vested and 800,000 options that are unvested.